                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Commission File No.  000-29226

(Check one):    [  ] Form 10-K,  [  ] Form 20-F,  [X] Form 10-Q,
                [  ] Form N-SAR,  [  ] Form N-CSR

For Period Ended: December 31, 2004

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

Full Name of Registrant:  Valley National Gases Incorporated

Former Name if Applicable: ____________________

Address of Principal Executive Office (Street and Number):
        200 West Beau Street, Suite 200

City, State and Zip Code:  Washington, Pennsylvania 15301

PART II--RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
    [X] or the subject quarterly report or transition report on Form l0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The registrant was unable to complete the preparation of the financial statements required in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, prior to the February 14, 2005 due date for such Report without unreasonable effort and expense. The registrant will file the Form 10-Q for the quarter ended December 31, 2004 no later than February 18, 2005.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             James P. Hart                        (724) 228-3000
             -----------------------------------------------------------------
                (Name)                   (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The registrant expects the results of operations to be included in the Subject Report to be consistent with the registrant's earnings release dated February 2, 2005 and filed as an exhibit to the registrant's Form 8-K dated February 2, 2005. These results reflected an increase in net earnings for the quarter ended December 31, 2004 of approximately 64% to $0.36 per diluted share, compared to $0.22 per diluted share for the quarter ended December 31, 2003. Results for the six months ended December 31, 2004 reflected an increase in net earnings of approximately 83% to $0.53 per diluted share, compared to $0.29 per diluted share for the six months ended December 31, 2003.

                       VALLEY NATIONAL GASES INCORPORATED
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    February 15, 2005              By:  /s/ James P. Hart
       -------------------------             -------------------------------
                                             Name:  James P. Hart
                                             Title:  President, Acting Chief
                                                     Financial Officer